Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: October 15, 2014

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated October 15, 2014 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	2.200% Notes due 2019
Ratings*:	A3/A/A+
Currency:	USD
Size:	$2,000,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	October 22, 2019
Coupon:	2.200%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	1.750% US Treasury due 9/19
Spread to Benchmark Treasury:	+100 basis points
Benchmark Treasury Yield:	1.245%
Price to Public:	99.788% of face amount
Yield to maturity:	2.245%
Proceeds (Before Expenses) to Issuer:	$1,988,760,000 (99.438%)
Interest Payment Dates:	April 22 and October 22 of each year, commencing April 22, 2015
Business Day:	New York and London
Trade Date:	October 15, 2014
Settlement Date:	October 22, 2014 (T+5)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	48127H AA7/ US48127HAA77
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:

Commerz Markets LLC

Danske Markets Inc.

Lloyds Securities Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

Standard Chartered Bank

Wells Fargo Securities, LLC

Academy Securities, Inc.

Apto Partners, LLC

CAVU Securities, LLC

Drexel Hamilton, LLC

Lebenthal & Co., LLC

The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on October 22, 2014 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or the SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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